                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                            CANISCO RESOURCES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.0025 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  137587-10-1
                        --------------------------------
                                 (CUSIP NUMBER)

                             DECHERT PRICE & RHOADS
                            4000 Bell Atlantic Tower
                                1717 Arch Street
                             Philadelphia, PA 19103
                     Attention:  David S. Denious, Esquire
                                 (215) 994-4000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 16, 1998
                        --------------------------------
            (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 SCHEDULE 13D
-------------------------------------------------------------------------------
  CUSIP NO. 137587 10 1
-------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Mellon Ventures, L.P. (I.R.S. No. 25-1779945)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [ ]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,400,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,400,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,400,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      48.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------


                                 SCHEDULE 13D
-------------------------------------------------------------------------------
  CUSIP NO. 137587 10 1
-------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MVMA, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [ ]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO,AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,400,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,400,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,400,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      48.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------


                                 SCHEDULE 13D
-------------------------------------------------------------------------------
  CUSIP NO. 137587 10 1
-------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MVMA, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [ ]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO,AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,400,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,400,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,400,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      48.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

          The title of the class of equity securities to which this statement relates is the common stock, par value $.0025 per share (the "Class A Common Stock"), of Canisco Resources, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 300 Delaware Avenue, Suite 714, Wilmington, Delaware 19801.

ITEM 2.  IDENTITY AND BACKGROUND.

          This statement on Schedule 13D is being filed by Mellon Ventures, L.P., a Delaware limited partnership ("Mellon Ventures"), MVMA, L.P., a Delaware limited partnership, and MVMA, Inc., a Delaware corporation.

          Mellon Ventures, which has its principal executive office and principal business address at 919 North Market Street, Wilmington, Delaware 19801, is a small business investment company organized under the Small Business Investment Act of 1958, as amended, whose principal business is to invest in equity or equity-related securities of companies.

          MVMA, L.P., which has its principal executive office and principal business address at 919 North Market Street, Wilmington, Delaware 19801, is the general partner of Mellon Ventures and holds a 1% equity interest in Mellon Ventures. Its principal business is to act as general partner of Mellon Ventures.

          MVMA, Inc., which has its principal executive office and principal business address at 919 North Market Street, Wilmington, Delaware 19801, is the general partner of MVMA, L.P. and holds a 1% equity interest in MVMA, L.P. Its principal business is to act as general partner of MVMA, L.P. The name, business address, present principal occupation and citizenship of each executive officer and director of MVMA, Inc. and of the sole stockholder of MVMA, Inc. are set forth on Annex A hereto.

          Mellon Bank, N.A., which has its principal executive office and principal business address at One Mellon Bank Center, Pittsburgh, Pennsylvania 15258, is the majority limited partner of Mellon Ventures, L.P. The name, business address, present principal occupation and citizenship of each executive officer and director of Mellon Bank, N.A. are set forth on Annex B hereto.

          Mellon Bank Corporation, which has its principal executive office and principal business address at One Mellon Bank Center, Pittsburgh, Pennsylvania 15258, is the sole stockholder of Mellon Bank, N.A. The name, business address, present principal occupation and citizenship of each executive officer and director of Mellon Bank Corporation are set forth on Annex B hereto.

          During the last five years, neither Mellon Ventures, MVMA, L.P., MVMA, Inc., Mellon Bank, N.A., Mellon Bank Corporation nor any of the persons set forth on Annexes A or B hereto have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Mellon Ventures has entered into a Securities Purchase Agreement, dated as of October 16, 1998 (the "Securities Purchase Agreement"), among Mellon Ventures, Morse Partners Ltd., a Pennsylvania corporation ("Morse Partners" and, together with Mellon Ventures, the "Investors"), and the Company. Pursuant to the Securities Purchase Agreement, Mellon Ventures has agreed to purchase from the Company, and the Company has agreed to sell to Mellon Ventures, 11,296 shares of 12% Series A Cumulative Convertible Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock"), of the Company. In addition, Morse Partners has agreed to purchase from the Company, and the Company has agreed to sell to Morse Partners, 2,824 shares of Series A Preferred Stock. The respective obligations of the Investors to purchase such shares are several in nature, and neither Investor has any obligation to purchase any shares of Series A Preferred Stock subscribed for by the other Investor. The obligation of the Investors to purchase such shares, and the obligation of the Company to sell such shares, are subject to satisfaction or waiver of a number of conditions, including, in the case of the obligation of the Investors to purchase such shares, completion to the satisfaction of the Investors of a due diligence investigation of the Company and its subsidiaries and their management and affairs. The per share purchase price of the 11,296 shares of Series A Preferred Stock to be purchased by Mellon Ventures (and of the 2,824 shares to be purchased by Morse Partners) under the Securities Purchase Agreement is $100. The closing of the purchase and sale of the foregoing shares of Series A Preferred Stock is referred to herein as the "Initial Closing." Either the Company or the Investors may terminate the Securities Purchase Agreement if the Initial Closing does not occur within 60 days of the date of the Securities Purchase Agreement (provided the terminating party has not breached the Securities Purchase Agreement in a manner which has resulted in the failure to occur of the Initial Closing).

          Pursuant to the Securities Purchase Agreement, Mellon Ventures has also agreed to purchase from the Company, and the Company has agreed to sell to Mellon Ventures, an additional 48,704 shares of 12% Series B Cumulative Convertible Preferred Stock, par value $1.00 per share (the "Series B Preferred Stock" and, together with the Series A Preferred Stock, the "Preferred Stock"), of the Company. In addition, Morse Partners has agreed to purchase from the Company, and the Company has agreed to sell to Morse Partners, an additional 12,176 shares of Series A or Series B Preferred Stock (such series to be determined at the election of Morse Partners). The respective obligations of the Investors to purchase such additional shares are several in nature, and neither Investor has any obligation to purchase any such shares of Series A or Series B Preferred Stock subscribed for by the other Investor. The obligation of the Investors to purchase such additional shares, and the obligation of the Company to sell such additional shares, are subject to satisfaction or waiver of a number of conditions, including, in the case of the obligation of the Investors to purchase such shares, approval by the stockholders of the Company of the transactions contemplated by the Securities Purchase Agreement and the completion of the purchase and sale of 14,120 shares of Series A Preferred Stock at the Initial Closing. The per share purchase price of the additional 48,704 shares of Series B Preferred Stock to be purchased by Mellon Ventures (and of the 12,176 shares of Series A or Series B Preferred Stock to be purchased by Morse Partners) under the Securities Purchase Agreement is $100. The closing of the purchase and sale of such additional shares of Preferred Stock is referred to herein as the "Second Closing."

          When issued, shares of Series A Preferred Stock will be convertible into shares of Class A Common Stock at any time by the holder at an initial conversion price of $2.50 per share of Class A Common Stock. Shares of Series B Preferred Stock will be convertible into a new non-voting class of common stock, par value $.0025 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), of the Company at any time by the holder also at an initial conversion price of $2.50 per share of Class B Common Stock. Shares of Class B Common Stock will be convertible into shares of Class A Common Stock, and shares of Class A Common Stock will be convertible into shares of Class B Common Stock, at any time by the holder on a share-for-share basis, subject to the terms of the Company's Certificate of Incorporation. Shares of Series B Preferred Stock will be convertible into shares of Series A Preferred Stock, and, if the Investors elect (and the stockholders of the Company so approve), shares of Series A Preferred Stock will be convertible into shares of Series B Preferred Stock, at any time by the holder on a share-for-share basis.

          The terms of Series A Preferred Stock and Series B Preferred Stock will be identical, except in respect of the conversion terms discussed above and except that Series B Preferred Stock will lack the voting rights of Series A Preferred Stock discussed in Item 4. below.

          The source of funds for the purchases of Preferred Stock at the Initial Closing and the Second Closing by Mellon Ventures will be the working capital of Mellon Ventures.

ITEM 4.  PURPOSE OF TRANSACTION.

          Mellon Ventures intends to acquire the Preferred Stock as an investment. Its investment will be subject to the terms of the Securities Purchase Agreement, which is attached hereto as an exhibit and incorporated herein by reference. Certain provisions of the Securities Purchase Agreement are summarized below. By reason of its rights to representation on the Board of Directors of the Company as more fully discussed below, Mellon Ventures expects that it will be able to influence the management and policies of the Company. However, Mellon Ventures does not believe it will have control over the Company or its management or affairs.

          Mellon Ventures may, subject to the terms of applicable securities laws, market conditions and its assessment of the business prospects of the Company, acquire additional shares of preferred stock of the Company or Common Stock from time to time in open market purchases or otherwise, as it determines in its sole discretion. Mellon Ventures has not determined whether it will acquire additional shares or fixed any number of shares preferred stock of the Company or Common Stock it might seek to acquire or any additional amount of money it may be willing to invest in the Company.

          Mellon Ventures intends to evaluate continuously the business and business prospects of the Company, and its present and future intentions in, and intentions with respect to, the Company and at any time may decide to dispose of any or all of the shares of Preferred Stock or Common Stock then owned by it.

          Securities Purchase Agreement - Board of Directors.  The terms of the
          -----------------------------
Series A Preferred Stock provide that, so long as any shares of Series A Preferred Stock are outstanding, the Board of Directors of the Company will consist of not more than seven directors. The holders of Series A Preferred Stock, voting as a class, will be entitled to elect three, or, if there are more than 14,120 shares of Series A Preferred Stock outstanding, four directors. The holders of Class A Common Stock, voting as a class, will be entitled to elect the remaining directors. Mellon Ventures expects that if the Second Closing occurs, there will be more than 14,120 shares of Series A Preferred Stock outstanding.

          The Securities Purchase Agreement provides that upon the occurrence of the Initial Closing, the Company will take such actions as are necessary to ensure that the Board of Directors of the

Company consists of six directors and will elect three designees of the Investors to the Board of Directors. Thereafter, the size of the Board of Directors will remain at six, except that upon the approval of the stockholders of the Company either of the transactions contemplated by the Securities Purchase Agreement or the election of a fourth designee of the Investors to the Board of Directors, the Company will take such actions as are necessary to increase the size of the Board of Directors to seven and to fill the resulting vacancy with a designee of the Investors.

          The Securities Purchase Agreement also provides that so long as the Investors continue to own the "Threshold Number" (as defined below) of shares of Preferred Stock (or such number of common shares of the Company into which such shares have been converted, or a combination thereof), following the Initial Closing the Company will support the nomination of, and the Company's nominating committee (or other board committee exercising a similar function) will recommend to the Board of Directors that, and the Board of Directors will ensure that, (i) four designees of the Investors (if the Investors and their affiliates together beneficially own more than 25% of Total Outstanding Common Shares (as defined below)) or (ii) three designees of the Investors (if the Investors and their affiliates together beneficially own more than 15% and 25% or less of the Total Outstanding Common Shares) or (iii) two designees of the Investors (if the Investors and their affiliates together beneficially own more than 5% and 15% or less of the Total Outstanding Common Shares), be included in the slate of nominees recommended by the Board of Directors of the Company to stockholders for election as directors at each annual meeting of stockholders of the Company commencing with the first annual meeting of stockholders after the Initial Closing; provided, however, that so long as any shares of Preferred Stock are
         --------  -------
outstanding, the Company will support the nomination of, and the Company's nominating committee (or other board committee exercising a similar function) shall recommend to the Board of Directors that, and the Board of Directors will ensure that, four designees of the Investors be included in the state of nominees recommended by the Board of Directors of the Company to holders of Common Stock for election as directors by such stockholders at each such annual meeting; provided further, however, that any directors the holders of Series A
         -------- -------  -------
Preferred Stock are entitled to elect under the Certificate of Incorporation of the Company will be deducted from the foregoing number of directors the Investors are entitled to designate. In the event any such designee shall cease to serve as a director for any reason, the Board of Directors shall fill the vacancy resulting thereby with a person designated by the Investors.

          During such time as the Investors are entitled to have a designee on the Board of Directors, the Investors shall also be entitled to have such designee serve on each committee of the Board of Directors, including any special committee, and the Company has agreed to cause such designee to be so appointed; provided, however, that if such designee would not be considered
           --------  -------
"independent" or "disinterested" (i) for purposes of any applicable rule of Nasdaq or any provision of the Internal Revenue Code of 1986, as amended, or
(ii) for purposes of any special committee formed in connection with any transaction or potential transaction involving the Company and Mellon Ventures or Morse Partners, then such designee shall not be required to be appointed to such committee.

          As used above, the "Threshold Number" means 40% of the aggregate
                              ----------------
number of shares of Preferred Stock the Investors purchase at the Initial Closing or, if the Second Closing occurs, 40% of the aggregate number of shares of Preferred Stock the Investors purchase at the Initial Closing and the Second Closing. The number of "Total Outstanding Common Shares" means the aggregate
                         -------------------------------
number of shares of common stock of any class of the Company outstanding on the date of determination. The percentage of Total Outstanding Common Shares beneficially owned by the Investors and their affiliates shall be calculated by adding (x) the number of shares of common stock of any class of the Company owned by Mellon Ventures and its affiliates (assuming conversion of all shares of Preferred Stock then owned by Mellon Ventures and its affiliates at the conversion price then in effect) and (y) the number of shares of common stock of any class of the Company owned by Morse Partners and its affiliates (assuming conversion of all shares of Preferred Stock then owned by Morse Partners and its affiliates at the conversion price then in effect), and dividing such sum by the number of Total Outstanding Common Shares.

          Restrictions on Certain Actions by the Company. The Securities Purchase Agreement provides that the Company will not, without the prior written consent of the Investors, (i) amend, alter or repeal any provision of the Certificate of Incorporation, as amended, or Bylaws of the Company; (ii) create, authorize, or reclassify any authorized stock of the Company into, or increase the authorized amount of, any class or series of the Company's capital stock ranking prior to or on a parity with Series A Preferred Stock as to dividends or distributions upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any security convertible into or exchange for, or any option, warrant or right to purchase, shares of such a class or series; (iii) sell, convey, transfer, abandon, lease or otherwise dispose of or encumber all or substantially all of its property or business or effect a change in the nature of its business; (iv) purchase, lease or otherwise acquire all or substantially all of the properties or assets of any other corporation or entity (whether through the purchase of stock or assets); (v) merge or consolidate with or into any other corporation, corporations, entity or entities; (vi) voluntarily dissolve, liquidate, or wind up or carry out any partial liquidation or dissolution or transaction in the nature of a partial liquidation or dissolution; (vii) increase the authorized number of shares of common stock of any class or preferred stock of the Company; (viii) issue any shares of Class A Common Stock or any class or series of capital stock, options, warrants, bonds, debentures, notes or other obligations or securities convertible into or exchangeable for, or having optional rights to purchase, Class A Common Stock (except such issuances of capital stock or options, warrants or rights that do not trigger an anti-dilution adjustment under the terms of the Preferred Stock) or (ix) incur any indebtedness in excess of the available indebtedness under the existing credit facility of the Company; provided, however, that the foregoing
                                         --------  -------
approval rights of the Investors will terminate on the first date that (i) (a) the Investors and their affiliates together beneficially own less than 15% of the Total Outstanding Common Shares and (b) the Investors together are not the largest single stockholder of the Company or (ii) the Investors and their affiliates together beneficially own less than 10% of the Total Outstanding Common Shares.

          Under the Securities Purchase Agreement, Mellon Ventures may assign its rights to purchase shares of Preferred Stock to any affiliate of Mellon Ventures or, in certain cases, to other third parties.

          The Board of Directors of the Company has approved the acquisition of shares of Preferred Stock (and Common Stock) by Mellon Ventures for purposes of
Section 203 of the Delaware General Corporation Law.

          Other than as discussed above, Mellon Ventures has no plans to effect:

          (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries;

          (d) any change in the present Board of Directors or management of the Company, including any change in the number or term of directors or the filling of any vacancies on the Board of Directors;

          (e) any material change in the present capitalization or dividend policy of the Company;

          (f) any other material change in the Company's business or corporate structure;

          (g) any change in the Company's charter, bylaws, or instruments corresponding thereto or any other actions which may impede the acquisition of control of the Company by any person;

          (h) the delisting of any class of securities of the Company from a national securities exchange or the ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

          (i) any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to those enumerated above.

          Mellon Ventures intends to re-evaluate continuously its proposed investment in the Company and may, based on such re-evaluation, determine at a future date to change its current position with respect to any action enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          Pursuant to the Securities Purchase Agreement, if the Initial Closing occurs, Mellon Ventures will own 11,296 shares of Series A Preferred Stock. Except in respect of the class voting rights of Series A Preferred Stock (including in respect of the election of directors as discussed in Item 4. above), shares of Series A Preferred Stock will be entitled to vote together with holders of Class A Common Stock on all matters to be voted on by the holders of Class A Common Stock. When voting with the holders of Class A Common Stock on any matter, each share of Series A Preferred Stock will be entitled to a number of votes equal to the number of shares of Class A Common Stock into which such share is convertible as of the record date for such vote. Accordingly, the shares of Series A Preferred Stock purchased by Mellon Ventures at the Initial Closing will represent 15.2% of the total voting power of the Company's capital stock (assuming Morse Partners fails to purchase any Preferred Stock at the Initial Closing).

          The shares of Series A Preferred Stock purchased by Mellon Ventures at the Initial Closing will initially be convertible into 451,840 shares of Class A Common Stock. The shares of Class A Common Stock owned by Mellon Ventures will represent 15.2% of the outstanding Class A Common Stock (based on such same assumption).

          If the Second Closing occurs, Mellon Ventures will own 60,000 shares of Preferred Stock, representing 48.7% of the total voting power of the Company's capital stock (assuming conversion of any shares of Series B Preferred Stock to Series A Preferred Stock and assuming Morse Partners fails to purchase any Preferred Stock at the Initial or Second Closing). The shares of Preferred Stock owned by Mellon Ventures will initially be convertible into 2,400,000 shares of Class A Common Stock (assuming conversion of any shares of Class B Common Stock into Class A Common Stock). The shares of Class A

Common Stock owned by Mellon Ventures will represent 48.7% of the outstanding Class A Common Stock (assuming Morse Partners fails to purchase any Preferred Stock at the Initial or Second Closing).

          The conversion price to be used to convert shares of Series A or Series B Preferred Stock to shares of Class A or Class B Common Stock, respectively, will be subject to adjustment upon the occurrence of certain events as more fully set forth in the Securities Purchase Agreement.

          Mellon Ventures has entered into a Voting and Share Transfer Agreement, dated as of October 23, 1998 (the "Voting Agreement"), with Morse Partners. Pursuant to the Voting Agreement, Morse Partners has agreed that in the event Mellon Ventures approves the sale of (i) all shares of Common Stock and Preferred Stock owned by Mellon Ventures or (ii) all shares of Preferred Stock owned by Mellon Ventures, Morse Partners will agree to sell its shares of Common Stock and Preferred Stock, in the case of clause (i), or its shares of Preferred Stock, in the case of clause (ii) above, on the same terms and conditions as Mellon Ventures. Further, in the event Mellon Ventures approves a transaction involving the sale of the Company (whether by merger, consolidation, or sale of all or substantially all the assets of the Company), Morse Partners will take such actions as are appropriate to approve such sale, so long as Morse Partners receives the same consideration per share as Mellon Ventures receives in such sale.

          In the event Mellon Ventures makes certain sales of Preferred Stock under the Voting Agreement, Mellon Ventures has agreed to permit Morse Partners to participate in such sales, all on the terms and conditions set forth in the Voting Agreement. Morse Partners also has the right to sell its shares of Preferred Stock to Mellon Ventures in certain circumstances.

          In addition, pursuant to the Voting Agreement, the Investors have agreed that during such time as an Investor owns any shares of Common Stock or Preferred Stock or other shares of capital stock of the Company (or any securities convertible into or exchangeable for such shares, or options, warrants or rights to purchase such shares or securities) (collectively, "Company Shares") and the Investors are entitled to designate or elect, whether pursuant to the Securities Purchase Agreement or under the terms of the Company's Certificate of Incorporation, any directors of the Company, such Investor will, subject to the terms of the Voting Agreement, take any necessary action to ensure that one of such directors is designated by Morse Partners (so long as Morse Partners owns any Company Shares) and the balance of such directors subject to designation or election by the Investors are designated by Mellon Ventures. However, there is no understanding, arrangement or agreement between Mellon Ventures and Morse Partners that they will be bound to vote as the other party votes in respect of any matter which may be brought before the stockholders of the Company or the Board of Directors of the Company.

          Accordingly, while Mellon Ventures may be deemed to beneficially own the shares of Class A Common Stock owned by Morse Partners by reason of the Voting Agreement, Mellon Ventures disclaims beneficial ownership of any shares owned by Morse Partners.

          Pursuant to the terms of the Amended and Restated Agreement of Limited Partnership of Mellon Ventures, L.P., dated as of January 1, 1997, MVMA, L.P., as general partner of Mellon Ventures, may not sell, exchange, pledge, grant any lien with respect to or otherwise dispose of any assets of Mellon Ventures, including any shares of Preferred Stock or Common Stock, without the consent of Mellon Bank, N.A., as limited partner. For the foregoing reason, Mellon Bank, N.A., Mellon Bank Corporation and the parties on Annex B may be deemed to share dispositive power with respect to the shares of Class A Common Stock beneficially owned by Mellon Ventures.

          By reason of their relationship to Mellon Ventures, MVMA, L.P., MVMA, Inc., and the parties on Annex A may be deemed to share voting and dispositive power with respect to the shares of Class A Common Stock beneficially owned by Mellon Ventures. While Mellon Bank, N.A. is only a limited partner of Mellon Ventures, L.P., Mellon Bank, N.A., Mellon Bank Corporation and the parties on Annex B may also be deemed to share voting and dispositive power with respect to the shares of Class A Common Stock beneficially owned by Mellon Ventures by virtue of their relationship to Mellon Ventures.

          Mellon Ventures, MVMA, L.P., MVMA, Inc., Mellon Bank, N.A. and Mellon Bank Corporation have not, and the persons set forth on Annexes A and B have not, effected any transaction in shares of Class A Common Stock during the period extending from the date 60 days prior to the date hereof to the date hereof.

          To the best knowledge of Mellon Ventures, MVMA, L.P., and MVMA, Inc., no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock or the Preferred Stock to be acquired by Mellon Ventures under the Securities Purchase Agreement.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          As discussed above, Mellon Ventures and Morse Partners have entered into a Voting and Share Transfer Agreement, dated as of October 23, 1998. A copy of the Voting Agreement has been attached hereto and is incorporated by reference herein. Certain provisions of the Voting Agreement are summarized in
Item 5. above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          (i) Securities Purchase Agreement, dated as of October 16, 1998, between Mellon Ventures, L.P., Morse Partners Ltd. and Canisco Resources, Inc.; and

          (ii) Voting and Share Transfer Agreement, dated as of October 23, 1998, between Mellon Ventures, L.P. and Morse Partners Ltd.

          (iii) Joint Filing Agreement, dated as of October 26, 1998, among Mellon Ventures, L.P., MVMA, L.P. and MVMA, Inc.

                                    ANNEXES

     A.  Executive Officers, Directors and Sole Stockholder of MVMA, Inc.

     B. Executive Officers and Directors of Mellon Bank, N.A. and Mellon Bank Corporation

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 26, 1998


                                             MELLON VENTURES, L.P.
                                             BY MVMA, L.P., its general partner
                                             by MVMA, Inc., its general partner

                                             By /s/ Ronald J. Coombs
                                                ______________________
                                                Vice President

                                             MVMA, L.P.
                                             By MVMA, Inc., its general partner

                                             By /s/ Ronald J. Coombs
                                                ______________________
                                                Vice President


                                             MVMA, INC.

                                             By /s/ Ronald J. Coombs
                                                ______________________
                                                Vice President

                                    Annex A
             Executive Officers, Directors and Sole Stockholder oF
                                   MVMA, Inc.



Name and Title                       Principal Occupation and Business Address
--------------                       -----------------------------------------
Ronald J. Coombs                     Vice President of Operations of Mellon Ventures, Inc.,
Vice President                       One Mellon Bank Center, Room 3200
and Director                         Pittsburgh, PA 19462

Paul D. Cohn                         Vice President of Investments of Mellon Ventures, Inc.,
Vice President                       One Mellon Bank Center, Room 3200
and Director                         Pittsburgh, PA 19462

Lawrence E. Mock, Jr.                President of Mellon Ventures, Inc.,
President, Director and              One Mellon Bank Center, Room 3200
Sole Stockholder                     Pittsburgh, Pa 19462


Each of the individuals listed above is a citizen of the United States of America.


                                    Annex B
                      Executive Officers and Directors of
                 Mellon Bank, N.A. and Mellon Bank Corporation

Name                           Principal Occupation and Business Address
--------------                 -----------------------------------------
Directors of Mellon Bank, N.A. and Mellon Bank Corporation:

Dwight L. Allison, Jr.         Retired Chairman, President and Chief Executive
                               Officer, The Boston Company
                               One Mellon Bank Center
                               Room 4826
                               Pittsburgh, PA 15258-0001

Burton C. Borgelt              Retired Chairman and Chief Executive Officer
                               Dentsply International, Inc.
                               One Mellon Bank Center
                               Room 4826
                               Pittsburgh, PA 15258-0001

Carol R. Brown                 President, The Pittsburgh Cultural Trust
                               125 Seventh Street, Suite 500
                               Pittsburgh, PA 15222-3411

Frank V. Cahouet               Chairman, President and Chief Executive Officer,
                               Mellon Bank Corporation
                               One Mellon Bank Center
                               Room 4700
                               Pittsburgh, PA 15258-0001

Jared L. Cohon                 President, Carnegie Mellon University
                               5000 Forbes Avenue
                               Pittsburgh, PA 15213

Christopher M. Condron         Vice Chairman, Mellon Bank Corporation
                               200 Park Avenue, 55th Floor
                               New York, NY 10166

J. W. Connolly                 Retired Senior Vice President, H.J. Heinz Company
                               One Mellon Bank Center
                               Room 4826
                               Pittsburgh, PA 15258-0001

Charles A. Corry               Retired Chairman and Chief Executive Officer,
                               USX Corporation
                               One Mellon Bank Center
                               Room 4826
                               Pittsburgh, PA 15258-0001

C. Frederick Fetterolf         Retired President and Chief Operating Officer,
                               Aluminum Company of America
                               One Mellon Bank Center
                               Room 4826
                               Pittsburgh, PA 15258-0001

Ira Gumberg                    President and Chief Executive Officer,
                               J.J. Gumberg Co.
                               1051 Brinton Road
                               Pittsburgh, PA 15221-4599

Pemberton Hutchinson           Retired Chairman, Westmoreland Coal Company
                               One Mellon Bank Center
                               Room 4826
                               Pittsburgh, PA 15258-0001

George W. Johnstone            Retired President and Chief Executive Officer
                               American Water Works Company, Inc.
                               One Mellon Bank Center
                               Room 4826
                               Pittsburgh, PA 15258-0001

Rotan E. Lee                   Hugh Wood, Inc.
                               The Bellevue
                               200 South Broad Street
                               Philadelphia, PA 19102

Andrew W. Mathieson            500 Grant Street, Suite 4106
                               Pittsburgh, PA 15219-2502

Edward McAniff                 Partner, O'Melveny & Myers
                               400 South Hope Street, Suite 1711
                               Los Angeles, CA 90071

Martin G. McGuinn              Vice Chairman, Mellon Bank Corporation
                               Chairman and Chief Executive Officer,
                               Mellon Bank, N.A.
                               One Mellon Bank Center
                               Room 4700
                               Pittsburgh, PA 15258-0001

Robert Mehrabian               Executive Vice President and Segment Executive
                               Allegheny Teledyne Incorporated
                               2049 Century Part East, 15th Floor
                               Los Angeles, CA 90067-3101

Seward Prosser Mellon          Richard K. Mellon and Sons
                               P.O. Box RKM
                               Ligonier, PA 15658-0780

Mark A. Nordenberg             Office of the Chancellor
                               107 Cathedral of Learning
                               Pittsburgh, PA 15260

David S. Shapira               Chairman and Chief Executive Officer
                               Giant Eagle, Inc.
                               101 Kappa Drive
                               Pittsburgh, PA 15238-2809

W. Keith Smith                 Senior Vice Chairman, Mellon Bank, N.A.
                               Chairman & Chief Executive Officer,
                               The Boston Company
                               One Mellon Bank Center
                               Room 4700
                               Pittsburgh, PA 15258-0001

Joab L. Thomas                 President Emeritus, The Pennsylvania State
                               University
                               One Mellon Bank Center
                               Room 4826
                               Pittsburgh, PA 15258-0001

Wesley W. von Schack           Chairman, President and Chief Executive Officer,
                               New York State Electric & Gas Corporation
                               4500 Vestal Parkway East
                               Binghamton, NY 13902-3607

William J. Young               One Mellon Bank Center
                               Room 4826
                               Pittsburgh, PA 15258-0001

Executive Officers of Mellon Bank Corporation and Mellon Bank, N.A.:

Frank V. Cahouet               Chairman, President and Chief Executive Officer,
                               Mellon Bank Corporation
                               One Mellon Bank Center
                               Room 4700
                               Pittsburgh, PA 15258-0001

Martin G. McGuinn              Vice Chairman, Mellon Bank Corporation
                               Chairman and Chief Executive Officer,
                               Mellon Bank, N.A.
                               One Mellon Bank Center
                               Room 4700
                               Pittsburgh, PA 15258-0001

Christopher M. Condron         Vice Chairman, Mellon Bank Corporation
                               200 Park Avenue, 55th Floor
                               New York, NY 10166

Steven G. Elliot               Senior Vice Chairman and Chief Financial Officer,
                               Mellon Bank, N.A.
                               One Mellon Bank Center
                               Room 4700
                               Pittsburgh, PA 15258-0001

W. Keith Smith                 Senior Vice Chairman, Mellon Bank,N.A.
                               Chairman & Chief Executive Officer,
                               The Boston Company
                               One Mellon Bank Center
                               Room 4700
                               Pittsburgh, PA 15258-0001

John T. Chesko                 Vice Chairman, Chief Risk & Chief Credit Officer,
                               Mellon Bank, N.A.
                               One Mellon Bank Center
                               Room 4700
                               Pittsburgh, PA 15258-0001

Jeffrey L. Leininger           Vice Chairman, Specialized Commercial Banking,
                               Mellon Bank, N.A.
                               One Mellon Bank Center
                               Room 4700
                               Pittsburgh, PA 15258-0001

David R. Lovejoy               Vice Chairman, Financial Markets & Corporate
                               Development, Mellon Bank, N.A.
                               One Mellon Bank Center
                               Room 4700
                               Pittsburgh, PA 15258-0001

Keith P. Russell               Vice Chairman, Mellon Financial Group - West
                               Coast, Mellon Bank, N.A.
                               400 South Hope Street
                               Los Angeles, CA 90071-2806

Peter Rzasnicki                Vice Chairman, Global Trust Services,
                               Mellon Bank, N.A.
                               One Mellon Bank Center
                               Room 4700
                               Pittsburgh, PA 15258-0001

William J. Stalkamp            Vice Chairman, Mellon Bank, N.A.
                               One Mellon Bank Center
                               Room 0895
                               Pittsburgh, PA 15258-0001

          Each of the individuals listed above is a citizen of the United States of America, except Jeffrey L. Leininger is a German citizen. The sole stockholder of Mellon Bank, N.A. is Mellon Bank Corporation.